UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-39732

CUSIP NUMBER 02116A 104

(Check one):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form N-SAR	[ ] Form N-CSR

For Period Ended: March 31, 2021

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alset EHome International Inc.

Full Name of Registrant

N/A

Former Name if Applicable

4800 Montgomery Lane, Suite 210

Address of Principal Executive Office (Street and Number)

Bethesda, MD 20814

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alset EHome International Inc. (referred to herein as the “Company” or the “Registrant”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2021 within the prescribed time period.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Rongguo Wei	(301)	971-3940
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [  ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Our results of operations for the three month period ended March 31, 2021 represented a significant change from the period ended March 31, 2020.

In the three months ended March 31, 2021 the Company had a net loss of $9,804,748 compared to a net income of $2,255,565 in the three months ended March 31, 2020, reflecting an increase in the net loss of $12,060,313.

The main reason for this change in net loss was the increased other expense. In the three months ended March 31, 2021, the Company had other expense of $8,949,966 compared to other income of $2,677,956 in the three months ended March 31, 2020, reflecting an increase in other expense of $11,627,922. The increases in unrealized loss on securities investment and finance costs from amortization of debt discount of four promissory notes are the primary reasons for the volatility in these two periods. Unrealized loss on securities investment was $9,535,009 in the three months ended on March 31, 2021, compared to unrealized gain on security investment of $458,422 during the three months ended on March 31, 2020. Finance costs were $582,868 in the three months ended March 31, 2021 and $4,903 in the three months ended March 31, 2020.

In addition, there was an increase in income tax expense. Income tax expense was $451,337 in the three months ended March 31, 2021 and $0 in the three months ended March 31, 2020.

Alset EHome International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2021	By:	/s/ Rongguo Wei
	Name:	Rongguo Wei
	Title:	Co-Chief Financial Officer